Sede legale: Piazza degli Affari, 2 - 20123 Milano

September 20, 2007

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for Fiscal Year ended December 31, 2006 Filed June 21, 2007 File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated August 23, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments on the 2006 Form 20-F are set forth below.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text.  Our response follows each comment.

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Form 20-F For the Year Ended December 31, 2006

Financial Statements and Notes
Note 2. Accounting Policies
Revenue Recognition, page F-24

1.
Refer to the third paragraph.  Tell us how you determined the appropriateness of the deferral of recharge income over the period between two subsequent recharges.  Tell us in more detail of the nature of all of the costs that you defer and your basis in US GAAP and IFRS for capitalizing these costs.

Response:

TIM Card is a prepaid, rechargeable card which we offer to our customers as an alternative to our post-paid plans.

When customers recharge their prepaid cards, they pay a fixed amount (usually 5 Euro per each recharge) as a “recharge fee”: consequently, a recharge of “X” Euro entitles the customer to “X less 5” Euro of telephone traffic.

As a result, under IFRS:

•	we defer the related traffic revenue and recognize it as income when calls are made; and

•
we defer the recharge fees over the estimated recharge period, which is approximately one month, since they are a non separable component of service revenues. In fact, based on paragraph 13 of IAS 18, Revenue the recharging service and the telecommunications services have to be analyzed in accordance with their economic substance in order to determine whether they should be combined or segmented for revenue recognition purposes. Since the recharging service is directly linked to the future traffic services to be supplied, such that one has no value without the other, the commercial effect cannot be quantified without considering the two transactions as a whole. Accordingly, the requirements of paragraph 20 of IAS 18 related to revenue recognition for the rendering of services apply to the entire arrangement.

Finally, we noted that the same conclusion was recently reaffirmed by the International Financial Reporting Interpretations Committee (“IFRIC”) in its November 2006 meeting: the IFRIC agreed that, in respect of upfront fees, “revenue should be recognized only when a service of value to the customer is provided”.

The TIM Cards can be recharged in various ways: using scratch cards sold by resellers (news agents and various other stores); at Automated Teller Machines (“ATMs”); and by credit card.  Consequently, for each recharge we incur specific, direct and incremental costs related to the “recharging service”, which is a per recharge commission.

IAS 18, paragraph 19 requires that revenues and expenses related to the same transaction be recognized simultaneously in accordance with the matching principle. Therefore, we believe it is appropriate to defer recharge costs related to the deferred recharge revenues.

Under US GAAP, the deferral of our recharge revenues followed the guidance of Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), and more specifically Topic 13(A)(3)(f), Question 1. The recharge costs would not be incurred should our customers choose to adopt post-paid plans.  Therefore, these costs are direct and incremental to our prepaid card revenues.  Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), Topic 13(A)(3)(f), Question 3  permits companies to make an accounting policy decision to expense such costs as incurred or account for them in accordance with paragraph 4 of FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FTB 90-1), or paragraph 5 of FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91).

We have disclosed this accounting policy and applied it consistently.

2.
We note your disclosures in the fourth paragraph that you capitalize, as intangible assets, directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) and amortize these costs over the period of the underlying contract.  In this regard, explain to us your basis under IFRS for capitalizing these costs.  Tell us how you considered paragraph 69(c) of lAS 38 in concluding the appropriateness of the capitalization of these costs.  Also, advise us and disclose how you have accounted for these costs under US GAAP in Note 46. Refer to EITF 00-21.

Response:

As a preliminary remark we would like to clarify that we do not capitalize all Subscribers Acquisition Costs (“SACs”) but only those which meet the criteria listed in our accounting policy on page F-24 of our 2006 Form 20-F.  Such criteria were identified with reference to definitions of assets (see IASB Framework, paragraph 49 (a) and IAS 38, Intangible assets, paragraph 8) and intangible assets (see IAS 38, paragraph 8).  The costs capitalized include commissions paid to distributors and subsidies for the purchase of handsets for certain customer contracts.  SAC’s are only capitalized when all of the following conditions are met:

  the relationship with the subscriber arises from a specific contract;
  Telecom Italia has the power to obtain the future economic benefits flowing from the airtime contract and to restrict the access of others to those benefits;
  the costs can be measured reliably; and
  it is probable that the deferred costs will be recovered through the minimum contractual revenues.
We believe that the provisions of IAS 38 require the capitalization of SACs when these costs meet the recognition criteria listed above. Moreover, the result is to achieve the matching of revenues and costs as required by the IASB Framework, paragraph 95 and IAS 18. In our view, the  deferral of the contract initiation costs for certain products and services matches the related costs and revenues more appropriately.  As required by the IASB Framework, we do not capitalize SACs unless the costs incurred meet the definition of “asset”.

IFRS defines an “asset” as a resource:
(a)	controlled by an entity as a result of past events; and
(b)	from which future economic benefits are expected to flow to the entity.

Control of an asset depends on the Company’s power to obtain future economic benefits and to restrict the access of others to such benefits. We capitalize only those costs stemming from specific individual contracts that establish minimum contractual revenue commitments, demonstrating our control.  The existence of that enforceable legal contract ensures our ability to control. These contracts include minimum monthly traffic revenue for a fixed period of time with a termination fee payable in the event of early termination.  The penalty terms have been priced to ensure that the contractual minimums provide a future economic benefit to the Company in excess of related costs.

Paragraph 21 of IAS 38 states that “an intangible asset shall be recognized if, and only if:
(a)	it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and
(b)	the cost of the asset can be measured reliably."

Based on our contract structure, we believe that the probability of receiving future economic benefits is high. Moreover, in order to facilitate our credit recovery process, the customer must provide authorization for the payment of the monthly fee and the termination fee by credit card or direct debit when such contracts are entered into.

The related costs of handset subsidies and suppliers commissions are reliably tracked through our accounting and reporting systems. Specifically, the commissions are paid to dealers on the basis of the number of binding contracts executed each month and the handset subsidies are calculated based on actual handsets purchased by the customers.

In considering the requirement to expense promotional activities as required by IAS  38, paragraph 69 (c), we believe that SACs are not to be considered an “expenditure on advertising and promotional activities”. In fact, SACs are direct costs incurred only upon the creation of contractual customer relationships and, accordingly, represent in substance, the costs of acquiring specific subscriber relationships.

Under US GAAP, we note that the Emerging Issues Task Force agreed not to provide guidance on Issue 4 of EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) which requested clarification of how to account for direct costs incurred related to an arrangement because of the broad nature of that issue.

However, applying the guidance of EITF 00-21, SFAS 91 and FTB 90-1, we concluded that we have a multiple element arrangement with a delivered item (mobile phone) and undelivered elements (future mobile phone service).  We treat the discount on sale of the handset and the dealer commission as direct inventoriable costs of the delivered item in excess of the allocated consideration and we believe that the amount by which inventoriable costs exceed revenue should be deferred until the remaining items (e.g. the traffic) are delivered.

Thus, we concluded that the accounting policy adopted for IFRS purposes was in compliance with US GAAP, and consequently we did not have a reconciling item in Note 46 in this respect.

Note 8.  Other Non-Current Assets

3.
Refer to the Avea I.H.A.S. sale transaction on page F-45.  We note your disclosures of the sale of 40.56% stake of Avea I.H.A.S. to Turk Telekomunikasyon A.S. on September 15, 2006 and the $250 million reinvestment in the capital of Oger Telecom.  Tell us in more detail the nature of these transactions and your accounting for them under IFRS and US GAAP.  Clarify for us if you considered the sale and the reinvestment as one or separate transactions given their different timing and explain to us why.

Response:

In April 2000, the Telecom Italia Group was awarded a mobile GSM 1800 license in Turkey and launched GSM services in March 21, 2001. This license was acquired, at a price of U.S.$ 2,525 million, through a consortium (49% owned by Telecom Italia and 51% by Is Bank, the leading private bank in Turkey, in compliance with restrictions imposed by local laws on foreign investments). The second license was awarded to Aycell, a wholly owned subsidiary of the fixed network operator Türk Telekomünikasyon A.S. (“Turk Telekom”), the state controlled incumbent telecommunications operator.

We faced significant difficulties in the launch of our services as the Turkish regulator did not implement adequate measures to foster competition through roaming arrangements that would allow a new entrant to compete against the incumbent operator. As a result, our investee in Turkey filed a request for arbitration with the International Chamber of Commerce against the Turkish authority for telecommunications. At the end of 2002, the Telecom Italia Group concluded that the competitive conditions necessary to earn a return on our investment in Turkey did not exist and we wrote-off our equity investment in full, recording a charge of €1,491 million and an additional  provision of €850 million against the guarantees provided by the Telecom Italia Group to financial institutions and creditors of our investee and loans granted by the Telecom Italia Group to our investee.

This difficulty was resolved in 2004 with the merger of our investee with Aycell.  The company resulting from the merger was named TT&TIM in which Turk Telekom and the Telecom Italia Group each held a 40% stake (subsequently increased to 40.56% through a capital increase infusion by us and Turk Telekom) and Is Bank Group held the remaining 20%. TT&TIM launched its new brand, Avea, on June 23, 2004 and the company name was changed to Avea Iletisim Hizmetleri A.S. (“Avea I.H.A.S.”).

This merger enhanced the prospects of our business development in Turkey and, as a result, when we accounted for the acquisition of the minority interest in TIM S.p.A. in 2005, using the parent-entity extension method and purchase accounting for IFRS and US GAAP, respectively, the following values were attributed to the investment in Avea I.H.A.S.:
  for IFRS, in accordance with the parent-entity extension method which we used for the acquisition of minority interests and which is disclosed in note 2 on page F-16, the difference between the purchase consideration and the carrying value of the minority interest acquired was debited to goodwill, with an amount of approximately Euro 184 million being assigned to the Cash Generating Unit “Avea I.H.A.S.”;

  under US GAAP, applying purchase accounting at the dates of the acquisition of the minority interests, we determined the fair value of the minority interest share in the equity investment acquired to be Euro 169 million.
On July 1, 2005, the bidding for the privatization of a majority stake (55%) of Turk Telekom ended. The bid was won for U.S.$6,550 million by Oger Telecom, a newly-formed company controlled by the Saudi-Lebanese group Saudi Oger Limited, and in which the Telecom Italia Group made an initial cash investment of U.S.$200 million.

Our agreements with Saudi Oger also envisaged the possibility of the Telecom Italia Group selling its stake in Avea I.H.A.S. to Turk Telekom for a cash consideration of

U.S.$500 million, and the commitment by the Telecom Italia Group, subsequent to the sale, to:
  reinvest part (U.S.$250 million) of the consideration received in exchange for the investment in Avea I.H.A.S., in the capital of Oger Telecom, and grant or guarantee a subordinated loan to Avea I.H.A.S. for a maximum amount of U.S.$150 million, if Avea I.H.A.S. obtained a project financing within one year from the closing of the disposal (September 2007).
The sale of the stake in Avea I.H.A.S. to Turk Telekom for U.S.$500 million took place on September 15, 2006, and, as established in the agreements signed in 2005 with Saudi Oger, the Telecom Italia Group reinvested U.S.$250 million in the capital of Oger Telecom.

Since our commitment to invest in Oger Telecom was an integral part of our negotiations on the sale of our equity interest in Avea I.H.A.S., we have viewed the disposal of our equity investment and acquisition of an additional interest in Oger Telecom as a single transaction.

Under IFRS, in the absence of specific guidance for the transactions involving the disposal of equity investments and contemporaneous acquisition of other monetary and non-monetary assets (e.g. cash and the additional non-controlling equity investment in Oger Telecom), we considered the guidance of paragraph 9 of IAS 18 and paragraphs 24 and 25 of IAS 16, Property, plant and equipment. We concluded that the transaction had commercial substance and we evaluated the transaction in light of the following:
  we had divested the direct investment in Avea I.H.A.S. in exchange for cash and an investment in Oger Telecom, which in turn has taken indirect control of Avea I.H.A.S. and also controls telecommunications operators in Turkey and South Africa. Consequently, future cash flows of Oger Telecom are significantly different from the cash flows of Avea I.H.A.S.;

  we have not maintained effective control over the financial asset transferred to Turk Telekom, and the agreements do not provide for any repurchase option;

  the cash paid to Oger Telecom was determined by the Company to represent the fair value of the assets acquired. In exchange for the U.S.$250 million cash paid, which we determined not to be in excess of the fair value of our resulting ownership interest in Oger Telecom, we received shares issued at nominal value. This fair value was based on the range which had been established by investment banks in view of the potential equity issue and initial public offering of Oger Telecom on the Dubai stock exchange;

  we determined the fair value of our direct equity interest in Avea I.H.A.S. based on the valuation performed by third parties and measured the gain resulting from the sale of the investment on the basis of such fair value.

Under US GAAP, we reached the same conclusions on the basis of the guidance in SFAS 153, Exchanges of Nonmonetary Assets, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement 125. SFAS 153 amends SFAS 140 to remove certain scope exceptions and, as a result, transfers of equity method investments in exchange for other assets should now be accounted for in accordance with SFAS 140.

With regard to the commitment to provide funding or guarantees to Avea I.H.A.S. in the amount of U.S.$150 million, under IFRS we recognized a liability at fair value related to the risk assumed in connection with the transaction. That fair value was determined as the difference between the consideration received on disposal of Avea (U.S.$500 million) and Avea’s fair value (U.S.$350 million).

We also determined that under US GAAP the same accounting treatment would be applicable, based on the guidance included in Staff Accounting Bullettin 81 (Topic 5.U) – “Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity”. In fact, based on an analysis of the characteristics of the parties (Avea I.H.A.S., Turk Telekom and Oger Telecom) involved in the transaction, we concluded that the guidance provided by SAB 81 was applicable by analogy and partial gain recognition was appropriate.

Based on the above, we concluded that sale recognition was appropriate and recognized our investment in Oger Telecom of Euro 197 million (U.S.$250 million), financial obligations of Euro 114 million related to our commitment to provide funding or guarantees to Avea I.H.A.S., and a gain of Euro 72 million (Euro 106 million under US GAAP).

4.
In addition, tell us and disclose how you accounted for the investments in Oger Telecom and its parent, Saudi Oger, before and after these transactions under IFRS and US GAAP.  Support your accounting with relevant authoritative IFRS and US GAAP accounting literature.

Response:

We have no direct or indirect investment in Saudi Oger. We held 10.36% of the share capital of Oger Telecom Limited as of December 31, 2006 (13.33% as of December 31, 2005) which was included in “Other non-current assets - Other investments” and valued at cost in accordance with paragraph 46 of IAS 39.

In particular, our accounting policy note on page F-19, “Investments in other companies”, states that such investments are valued at fair value or, for unlisted companies or those companies whose fair value cannot be determined reliably, at cost. This is in accordance with paragraph 46 of IAS 39. In the absence of an updated business plan or updated valuations from third parties as of December 31, 2006, we assumed that the  cost basis in our investment in Oger Telecom Limited was a close approximation of fair value at that date.

Under US GAAP, SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all investments in equity securities that have readily determinable fair values, except investments in consolidated subsidiaries and investments accounted for under the equity method.  This means that SFAS 115 does not apply to non-listed equity investments.  Equity securities that are not accounted for under SFAS 115 or under the equity method should be accounted for at historical cost under US GAAP.  Therefore, there was no reconciling item as of December 31, 2006.

5.
Refer to the Solpart Participações (“Solpart”) sale transaction on page F-47. We note that you sold the 38% ownership interests of Solpart to Brasilco S.r.l., a newly set up trust entity, on October 27, 2006, and that you are the sole beneficiary of the Trust. In this regard, addressing the relevant IFRS and US GAAP accounting literature, explain to us your basis in considering the transaction a true sale. Also, tell us the nature of and the ownership structure of the Trust and how you accounted for your investment of the Trust in the financial statements.  If your accounting differs from that of US GAAP, advise us where you have recorded the difference in Note 46.

Response:

On October 27, 2006, our subsidiary Telecom Italia International N.V. transferred its 38% stake in the share capital of Solpart to Brasilco S.r.l., a newly incorporated Italian company held by a trust set up under British law. Under the trust deed, Credit Suisse Securities (Europe) Limited (“CSFB”) was appointed the trustee, with the power to manage the investment and hold the related corporate rights.

The Telecom Italia Group, as the sole beneficiary of the Trust, continues to receive  earnings from the investment in Solpart. We did not consider this transaction a true sale and the accounting effects of the transfer were eliminated on consolidation.

Prior to the creation of the Trust, the Board of Directors appointed JP Morgan to sell our investment in Solpart. As a result, the investment met the definition of assets held for sale as of September 30, 2006, and we accounted for such investment at the lower of cost or fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, as required by paragraph 14 of IAS 28, Investments in Associates. Cost was determined to be the carrying value of the investment at June 30, 2006. Since October 2006 we relinquished all of our governance rights in Solpart and Brasil Telecom and consequently we were no longer in a position to obtain any information from these companies.

The accounting method described above is in compliance with APB 18, paragraph 19 l), and we have consequently not included any reconciling item in Note 46 in this respect.

Note 46.  Reconciliation of IFRS as Adopted by the EU to US GAAP, page F-157

6.	In future filings, please provide all of the income taxes disclosures as required by SFAS 109 in Note 46.

Response:

We will include all of the income taxes disclosures, as required by SFAS 109 in Note 46, in our future filings, as requested by the comment above.

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Telecom Italia acknowledges that:

  Telecom Italia is responsible for the adequacy and accuracy of disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) or Simona Spazzini, at 011-44-20-7418-1328 (fax: 011-44-20-7710- 4828).  Any further questions or comments should be sent directly to Mr. Oakes and Ms. Spazzini as well as the undersigned.

Very truly yours,

/s/ Enrico Parazzini Chief Financial Officer

Cc:	Jeffrey M. Oakes Davis Polk & Wardwell Simona Spazzini Davis Polk & Wardwell Nadia Locati Reconta Ernst & Young S.p.A. Margy Coll Reconta Ernst & Young S.p.A.